

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

22 July 2003



03024898

03 JUL 30 AM 7:21

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

dlw 7/30

Lodgement with Australian Stock Exchange:
22 July 2003 - ASX Quarterly Report for April 1 – June 30, 2003



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

22 July 2003

QUARTERLY REPORT FOR THE PERIOD
FROM 1 APRIL 2003 TO 30 JUNE 2003

HIGHLIGHTS

UNITED STATES OF AMERICA

Second quarter oil and gas sales amount to $609,101.
Rainosek-1 well, Lavaca County,Texas, commences sales.
Evans-1, Lavaca County, Texas, recompletion performed.
Terry Ewing #2, Jackson Parish, Louisiana well due to spud 1 August 2003.
Progress on Eagle farmout, San Joaquin Basin, California.

CHINA

Firm 2 well program agreed by Joint Venture for final quarter 2003.

AUSTRALIA

EP 395 and EP 397 interests relinquished.
Drilling of Cerberus Prospect, WA-254-P, likely October 2003.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

During the quarter, the Operator continued interpretive work with reprocessed 3D seismic over permit prospects including the Collier Prospect with the objective of reaching a drill decision by the final quarter 2003. At this stage, the Cerberus Prospect which overlaps into WA-254-P (part 1) from WA-1-P is likely to be the next prospect tested and is expected to be drilled by the WA-1-P Joint Venture in October 2003.

The Sage Prospect lies within the permit and is estimated to have potential reserves of 8.3 (mean) to 13.4 (P10) million barrels from the three reservoirs intersected in the Sage-1 well. During the quarter the Nichol well was drilled in adjacent WA-1-P and failed to provide any added impetus to the possible development of Sage.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

EP 395 - OFFSHORE CARNARVON BASIN – 11.25% INTEREST (OPERATOR – APACHE ENERGY LTD)

Following the completion of data review, seismic attribute analysis and depth conversion studies of the prospects and leads within the permit, the Operator recommended the permit be surrendered due to diminished prospectivity and FAR has elected to withdraw.

EP 397 - OFFSHORE CARNARVON BASIN - 33.3% INTEREST (OPERATOR - TAP OIL NL)

Following a review of the Banjo-1 well results, FAR and Goodrich Petroleum Company (NYSE) elected not to continue in the permit. Final costs for the Banjo-1 well are still being compiled however based on advice from the Operator, a partial refund of prepaid drilling costs is anticipated.

EP 104 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
(OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

EP 104 occupies an area of 990 sq km with the current term expiring on 10 November 2004. The permit contains the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

The Joint Venture has agreed to a first phase farm-in proposal on EP 104 and the West Kora discovery. Under that Farm-in Agreement, Bounty has undertaken a technical study involving further geological, geophysical and engineering work and exercised an option to drill a well to earn a 12 percent interest in EP-104 by contributing 20 percent.

The Operator has advised farmin negotiations are proceeding with other interested parties to drill the Point Torment structure which has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil.

The EP 104 Joint Venture has negotiated a gas sales contract with an independent power company for the supply of natural gas from Point Torment for the generation of electricity for the West Kimberly area. This contract will be subject to the joint venture proving approximately 35 BCF gas in EP 104.

Subject to finding additional drilling partners, a well is scheduled for the second half of 2003. In the event that a well is drilled on EP 104 at the farminee's expense, FAR's interest in EP-104 shall reduce.

BEIBU GULF BLOCK 22/12 - 5%
OPERATOR: ROC

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations.

The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km of the Block.

The Block is covered by 421 sq km 3D seismic acquired during 2002. The 3D seismic has been integrated with preliminary engineering studies incorporating fast track, low cost, development modelling of oil discoveries within the Block.

The Joint Venture has approved a 2003 drilling program of two firm wells and two contingent/appraisal wells. The firm wells consist of one appraisal well of the 12-8 discovery and one exploration well to be drilled on the 12-7 Prospect. Subject to the tender process, drilling is scheduled for the last quarter of 2003.

Further information on the Block is set out in a report commissioned by Horizon Oil NL which was lodged with the ASX on 8 July 2003.

Any development decision on the discoveries in the Block will be dependent on the outcome of the 2003 drilling program. FAR is carried for US$633,000 in expenditure on the China Beibu Gulf Project which will include a portion of the proposed drilling program.

UNITED STATES OF AMERICA

During the quarter, recompletion work was undertaken on the Rainosek-1 and Evans-1 wells. The Terry Ewing follow up well is now scheduled for a 1 August 2003 start. FAR continues to evaluate a number of drilling opportunities in the gulf coast area which may lead to drilling during the second half. Emphasis is placed on lower risk opportunities likely to increase FAR's reserve and production base

Rainosek-Halletsville Project, Lavaca County, Texas

During late May 2003, the Rainosek-1 well was turned to sales and has been producing from the 9800 Midcox interval at varying rates up to 27 barrels of oil per day and 200 thousand cubic feet per day of gas. The pressure in the well has declined and the well appears to be moving from gas to oil. Plans are to ultimately pump this zone. Additional perforations have been added between 9320 and 9340 feet and 9370 and 9390 feet without any significant response. These zones will be stimulated following pumping of the 9800 interval.

During the quarter, a completion was performed over the 5800 Wilcox interval in the Evans-1 well. Unexpectedly, the zone tested water with minor amounts of oil. Before abandoning the zone a pump will be placed on the well for up to six weeks in an attempt to unload this water and induce oil production.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

FAR's working interest is 20 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

Lake Long Field, Lafourche Parish, South Louisiana

The company is continuing discussion and review of a substantial gas play (several hundred BCF) in the deeper Hollywood and Krumbhaar sands at Lake Long. These sands can be mapped on 3D to producing fields downdip and on trend. Well costs have been revised downward yet remain substantial at approximately US$4.7 million due to a combination of depth and pressure. Drilling is not likely until bigger industry partners have been found to fund the well cost.

FAR has enjoyed four successes at Lake Long from four wells in which it has participated. The No. 2ST, No. 6 and No. 7 wells, in which FAR holds an 11.25 percent, 22.2 percent and 11.1 percent interest respectively, are still producing both oil and gas into the central production system with Columbia Gas and Amoco being the ultimate product purchasers.

During the quarter, a workover was performed on the No 2ST well which will be placed back on line following maintenance work to the field sales line. This maintenance work also affected production of other wells in the field.

The Lake Long Field has produced over 300 BCF of gas and 20 million barrels of oil from some 26 separate zones ranging in thickness from 5 to 100 feet. Public domain well log and production data supports well averages approximating 5 BCF and 40,000 barrels of condensate. *The entire field is covered with 3D seismic.*

The Operator of the Lake Long State Lease 328 is Kriti Exploration Inc of Houston Texas, a company controlled by shipping interests in Athens, Greece. Other participants are all USA based entities.

Bayou Choctaw Project, Iberville Parish, South Louisiana

FAR has entered into an agreement with Horizon Oil NL (formerly Bligh Oil & Minerals N L) to participate in the drilling of two development wells at the Bayou Choctaw Oil Field, Louisiana.

Under the agreement, FAR will pay for 15% of the costs of two proposed wells (currently Wilberts 93 and Victory Financial 1B) to earn a 15% working interest in the project acreage and assets reducing to a 10% working interest after project payout. At the date of this report, drill timing is uncertain.

Bayou Choctaw comprises approximately 1,725 net acres currently held by production and 120 acres leasehold. Should FAR elect to withdraw after drilling two wells, its 15 % interest would be limited to the well-bore production units. The agreement is subject to final documentation.

Eagle Prospect, San Joaquin Basin, California
Eagle No 1 well (Mary Bellocchi Re-entry)

The Operator has advised advanced discussions are in progress with a potential farmin partner to undertake further exploration, including the drilling of a new well.

FAR has a 15 percent working interest in the Eagle project and 4,360 (approx) acres under lease. Other participants include the Operator, Victoria Petroleum NL, Lakes Oil NL, Sun Resources NL and North American interests.

Clear Branch Field, Jackson Parish, North Louisiana

As previously advised, FAR has agreed to a proposal by Hilcorp Energy Company, of Houston, Texas, to drill the Terry Ewing No 2 well. Hilcorp has existing operations and has assumed operatorship of the Clear Branch Field from Rio Bravo. A rig is currently being sought and operations are expected to commence on 1 August 2003.

A new proposal has also been put to the participants to participate in a farmout of a deep (15,500 foot) Cotton Valley test on the leases. Encouragement for this proposal is based on Anadarko drilling and completion activity to the North (Vernon Field) where over 50 wells have been drilled in the "Lower" Cotton Valley. FAR is currently considering the proposal which, if successful, would see an industry partner pick up the likely US$3 million well cost.

FAR was a participant in the initial discovery well, the Terry Ewing No.1, drilled during the third quarter of 2000, and which discovered 46 feet of Hosston sand porosity with bottom hole pressure ranging from 3100 to 3300 psi. Logs and reservoir tests indicate these sands to be very permeable.

During the completion phase of the Terry Ewing No 1 well, the Hosston sands were damaged beyond repair such that a replacement well is needed to recover the estimated 8 billion cubic feet of gas remaining. The Operator conducted a study of six field wells in the Yellow and Orange Hosston Sands to determine how those wells performed based on similar pressure data measured in the Terry Ewing well. The average per well flow rate determined by the study was 3.1 million cubic feet per day suggesting better rates are possible with a replacement well.

The Terry Ewing No 1 well is currently producing approximately 200 thousand cubic feet of gas per day and currently holds the 640 acre lease around the wellbore. FAR has a 9.375 percent interest in the No 1 well, associated production equipment and proposed No 2 well.

PRODUCTION

Gas sales during the quarter totalled 38.1 million cubic feet for an average of 0.42 million cubic feet per day at an average price of US$5.31 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 7,135 barrels for an average of 78 barrels of oil per day at an average price of US$28.35 per barrel before production taxes. Quarterly revenues amounted to $609,101. Whilst prices remained robust revenues were adversely affected by the decline in the US dollar over the quarter.

Production volumes for the September 2003 quarter are expected to decline due to the sales line at Lake Long being shut down temporarily for routine maintenance, remedial work being undertaken at Pecan Lake and the final depletion of the Kings Ridge Field. Hopefully drilling at Clear Branch and other prospects within the inventory will correct this anticipated decline in due course.

FIRST AUSTRALIAN RESOURCES LIMITED
MICHAEL EVANS
Chairman

FAR maintains a web site at www.farnl.com.au
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	30 JUNE 2003

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (...6....months) $A'000
1.1	*Receipts from product sales and related debtors*		618	1,203
1.2	Payments for	(a) exploration and evaluation	14	(111)
		(b) development	(27)	(15)
		(c) production	(210)	(388)
		(d) administration	(191)	(394)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		13	17
1.5	Interest and other costs of finance paid		(6)	(16)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net Operating Cash Flows		211	296
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects		
		(b)equity investments		
		(c) other fixed assets	(38)	(50)
1.9	Proceeds from sale of:	(a)prospects		45
		(b)equity investments		
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (provide details if material)			
	Net investing cash flows		(38)	(5)
1.13	Total operating and investing cash flows (carried forward)		173	291

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	173	291
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		900
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		(50)
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)		(44)
	Net financing cash flows	0	806
	Net increase (decrease) in cash held	173	1,097
1.20	Cash at beginning of quarter/year to date	1,907	1,020
1.21	Exchange rate adjustments to item 1.20	(84)	(121)
1.22	**Cash at end of quarter**	1,996	1,996

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	51
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Under a farmout agreement ROC Oil Company Limited has agreed to carry FAR for expenditure up to an amount of US$633,000 in relation to the 3D seismic program and certain other costs on Beibu Gulf Block 22/12. Pursuant to the agreement FAR's interest reduced from 10% to 5%.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	978	670
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation (excludes possible Banjo over run)	100
4.2	Development	50
	Total	**150**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	202	89
5.2	Deposits at call	997	919
5.3	Commercial Bills	797	896
5.4	US$ Foreign Currency account	0	3
	Total: cash at end of quarter (item 1.22)	1,996	1,907

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	158,432,861	158,432,861	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options**			*Exercise price*	*Expiry date*
	Tradeable (FARO)	43,627,224	43,627,224	20 cents	31 July 2003
	Tradeable (FAROA)	20,000,000	20,000,000	7 cents	31 July 2005
7.8	Issued during quarter (FAROA)				
7.9	Exercised during quarter				
7.10	Expired during quarter				*Expiry Date*
	Employee	7,500,000	(Unlisted)	20 cents	5 May 2003
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

Compliance statement

1 *This statement has been prepared under accounting policies which comply with accounting* standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ....
(Director)

Print name: MICHAEL EVANS

Notes

1 *The quarterly report provides a basis for informing the market how the entity's activities have* been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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